SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

May 10, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May12, 2005	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-69.doc
T: 052905

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Holding(s) in Company

RNS Number:2432M
Electrocomponents PLC
12 May 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company has today received a notification from UBS AG that their previous notification dated 6th May was incorrect. The Company's announcement of 10th May contained the details incorrectly supplied by UBS AG.

The Company has received confirmation from UBS AG that, as of today's date, there is no disclosable change to the position announced on 2nd March 2005.

CARMELINA CARFORA
Group Company Secretary
12th May 2005

END

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